UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

IntriCon Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	1-5005	23-1069060
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1260 Red Fox Road, Arden Hills, Minnesota	55112
(Address of principal executive offices)	(Zip Code)

Scott Longval	(651) 636-9770
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period of January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of IntriCon Corporation (the "Company") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for calendar year 2020.

A copy of the Company's Conflict Minerals Report for calendar year 2020 is filed as Exhibit 1.01 to this Form SD. It is publicly available at https://investorrelations.intricon.com/sec-filings; however, the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibits

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report of IntriCon Corporation for calendar year 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IntriCon Corporation

By:	/s/ Scott Longval	Date:	May 28, 2021
Name:	Scott Longval
Title:	President and Chief Executive Officer